EXHIBIT A


[LOGO] KOOR INDUSTRIES LTD.
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OFFICE OF LEGAL COUNSEL
Platinum House
21 Ha'arba'ah St.
Tel - Aviv  64739  Israel
Tel: 972-3-6238420
Fax: 972-3-6238425

                                                                24 May, 2000

The Securities Authority    The Registrar of Companies   The Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.      P.O.B. 767                   54 Ahad Ha'am St.
Jerusalem 95464             Jerusalem                    Tel Aviv 65202
By fax: 02-6513940                                       By fax: 03-5105379
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Dear Sirs,


  Re: IMMEDIATE REPORT - DIRECTOR WHO CEASED TO SERVE IN HIS OFFICE
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        (NOT A PUBLIC DIRECTOR) IMMEDIATE REPORT NO. 34/2000



1.  Name of director: Boaz Nahir

2.  Israeli Identification No.: 00-190917-5

3.  Date on which he ceased to serve: May 24, 2000

4. To the best of our knowledge, the retirement does not entail circumstances which should be made known to the investing public.

5. Upon termination of his office, the director ceased to be an interested party in the corporation

6.  This report was transmitted by facsimile:
    To the Securities Authority, fax number 02-6513940, on 24.5.2000 at 1:45 p.m. To the Stock Exchange, fax number 03-5105379, on 24.5.2000 at 1:45 p.m.



    Yours sincerely,



    Adv. Shlomo Heller
    General Counsel and
    Company Secretary